1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

The Legal Dispute between TSMC and UniRAM
Regarding the legal dispute between TSMC and UniRAM in the U.S. Federal District Court in San Francisco TSMC would like to make clear that the case will have no material impact on the company’s finances and operations. Details of the case are as follows:
1.	U.S. Federal District Court in San Francisco ruled on September 25, 2007 that TSMC must pay US$30.5 million in damages to UniRAM for trade secret misappropriation. However, TSMC may file post-trial motions and seek appeal. TSMC will take appropriate legal action to protect its rights and interests.

2.	U.S. Federal District Court in San Francisco issued an order April 17, 2008 granting part of UniRAM’s request for a permanent injunction. TSMC is permitted to continue producing and developing embedded DRAM (eDRAM) products for existing eDRAM customers, but must pay a 1% royalty fee to UniRAM for these products over the next five years. TSMC is also restricted from disclosing UniRAM’s alleged “trade secrets” to any third party. In other words, may continue to produce eDRAM products for new customers if TSMC ensures that UniRAM’s alleged “trade secrets” are not disclosed. In addition, the San Francisco Federal District Court is expected to make a final judgment on April 30 regarding the injunction requested by UniRAM.

3.	This case remains in progress, and TSMC will continue to take action to protect its rights and interests. In addition to post-trial motions, we reserve our legal right to file an appeal. TSMC can not comment further on this case at this point.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 28, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer